June 7, 2012

VIA EDGAR CORRESPONDENCE

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

On February 24, 2012, State Farm Mutual Fund Trust (the “Trust”), a registered investment company that includes fifteen separate series (each a “Fund” and together the “Funds”), amended its registration statement on file with the U.S. Securities and Exchange Commission (the “Commission”). The Trust amended its registration statement utilizing Rule 485(a) under the Securities Act of 1933. I will refer to that filing as the “Amendment.” The investment adviser to the Trust is State Farm Investment Management Corp. (“SFIMC”). The purpose of the Amendment was for the Trust to change the disclosure related to the Trust’s S&P 500 Index Fund (the “S&P 500 Index Fund”), a series of the Trust that was structured as a feeder fund investing all of its assets into the S&P 500 Stock Master Portfolio of Master Investment Portfolio (the “Master Portfolio”). Master Portfolio is advised by BlackRock Fund Advisors, an entity unrelated to SFIMC. At the close of business on May 11, 2012, the Trust’s S&P 500 Index Fund completely redeemed its interest in the Master Portfolio and began investing directly in the securities that comprise the S&P 500 Index. On behalf of the Commission, you provided comments regarding the Amendment in a phone call to me on April 23, 2012. This letter is the Trust’s response to comments received from the Commission on April 23, 2012.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Initially the Trust would like to inform the Commission Staff that the Trust made a mistake in numbering the post-effective amendment that was the Amendment. In the facing sheet that accompanied that filing, the Trust identified the filing as post-effective amendment #36 under the Securities Act of 1933 and amendment #37 under the Investment Company Act of 1940 (the “1940 Act”). The Trust should have identified the filing as post-effective amendment #37 under the Securities Act of 1933 and amendment #38 under the 1940 Act. Prospectively the Trust will refer to the post-effective amendment filed on February 24, 2012 as post-effective amendment #37 under the Securities Act of 1933 and amendment #38 under the 1940 Act.

Below I describe the Commission Staff’s comments to the Amendment and indicate how the Trust responded to or intends to respond to those comments. Any generic comment made by the Commission Staff that applies to a particular Fund also is understood by the Trust to apply to the other Funds.

Comment #1 – On July 30, 2010, Mr. Barry Miller, Associate Director of the SEC’s Division of Investment Management, sent a letter to Ms. Karrie McMillan, General Counsel of the Investment Company Institute, with some observations about current industry practices with respect to derivatives-related disclosures. The letter addresses funds’ disclosures related to derivatives that are included in the registration statement, shareholder reports and financial statements. The letter stated that funds that use or intend to use derivatives should assess the accuracy and completeness of their disclosure. Funds should tailor their disclosure to address how a fund expects to be managed, including the strategies a fund expects will be the most important means of achieving its objective and that it anticipates will have a significant effect on its performance. This disclosure should include the purpose that derivatives are intended to serve in the portfolio. Please confirm that the Trust’s disclosures regarding derivatives in its registration statement conform to the Commission Staff’s guidance.

Response #1 – Confirmed. Derivatives are mentioned in the principal investment strategies for the Trust’s target date funds, which indirectly invest in mix of underlying equity, bond and money market funds. The target date fund disclosure indicates that some of these underlying funds invest in derivatives. For the Trust’s non-target date funds, derivatives are not a principal investment strategy or principal risk. The Trust has three index funds that purchase and sell futures contracts related to stock indexes and options on futures contracts related to stock indexes. The Trust’s index funds purchase and sell these derivatives to efficiently manage cash flows into and out of a Fund, a practice sometimes referred to as “equitizing” cash. The Trust’s statutory prospectus and its statement of additional information (“SAI”) include information about the Funds’ use of derivatives as non-principal investment strategies. The Trust believes that the disclosure about derivatives in its prospectus and SAI conform to the Commission Staff’s guidance.

Comment #2 – Has Master Portfolio made an election under Rule 18f-1 of the 1940 Act?

Response #2 – Yes. Master Portfolio describes that election in its registration statement as follows:

MIP [Master Investment Portfolio] reserves the right to pay redemption proceeds in portfolio securities held by the Master Portfolios [each a separate series of Master Portfolio] rather than in cash. MIP has elected to be governed by Rule 18f-1 under the 1940 Act so that the each Master Portfolio is obligated to redeem its interests solely in cash up to the lesser of $250,000 or 1% of its net asset value during any 90-day period for any interestholder of the Master Portfolio. The redemption price is the net asset value per share next determined after the initial receipt of proper notice of redemption.

Comment #3 – Explain whether the S&P 500 Index Fund’s withdrawal from the master-feeder structure will violate Section 17 of the 1940 Act.

Response #3 – Although the de-spoking transaction that occurred on May 11, 2012 raises compliance issues under Section 17(a)(2) of the 1940 Act, the Commission Staff has taken a no-action position with respect to similar in kind distributions of property and securities by a registered investment company to an affiliated person of the registered investment company, so long as certain investor protection safeguards are in place and followed. Given the factual similarity of the Trust’s de-spoking transaction to the de-spoking transaction presented in the no-action letter, the S&P 500 Index Fund and Master Portfolio can rely on the Commission Staff’s no-action position.

Before the de-spoking transaction, the S&P 500 Index Fund owned more than 5% of the Master Portfolio, which made the S&P 500 Index Fund and the Master Portfolio affiliated persons of each other. See Section 2(a)(3)(A-B) of the 1940 Act. When the S&P 500 Index Fund redeemed its interest in the Master Portfolio in exchange for cash and portfolio securities of the Master Portfolio, the S&P 500 Index Fund, acting as principal, knowingly may have purchased from the Master Portfolio securities or other property, which raises compliance issues under Section 17(a)(2) of the 1940 Act. Section 17(a)(2) of the 1940 Act provides that it is unlawful for an affiliated person for a registered investment company (the S&P 500 Index Fund), acting as principal, to knowingly purchase from such registered investment company (the Master Portfolio) any security or other property (such as cash and portfolio securities owned by the Master Portfolio). Section 17(a)(2) provides an exception to the rule if the purchase transaction involves securities of which the seller is the issuer. This exception allows an affiliated person of an investment company to purchase shares of the investment company for cash. The de-spoking transaction discussed in this letter involves more than just securities of which the seller is the issuer. The transaction also involves portfolio securities owned by the Master Portfolio, so the exception included in Section 17(a)(2) does not appear to apply. Section 17(b) of the 1940 Act provides that notwithstanding subsection (a) of Section 17, any person may file with the Commission an application for an order exempting any proposed transaction of the applicant from one or more provisions of that sub-section.

Although the de-spoking transaction raises compliance issues under Section 17(a)(2) of the 1940 Act, the S&P 500 Index Fund relied on a no-action letter provided to Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999) to avoid seeking an exemptive order from the Commission Staff pursuant to Section 17(b) of the 1940 Act. In the Signature Financial Group, Inc. no-action letter, the Commission Staff said that registered investment companies may make redemptions in kind to affiliated shareholders under certain circumstances that are consistent with the purposes of Section 17(a) of the 1940 Act, without the need to obtain an exemptive order under Section 17(b). The Commission Staff stated that it would not recommend enforcement action under Section 17(a) if a registered open-end investment company satisfies a redemption request from an affiliated person, whether or not itself a registered investment company, by means of an in kind distribution of portfolio securities provided that:

1.	The redemption in kind is effected at approximately the affiliated shareholder’s proportionate share of the distributing fund’s current net assets, and thus does not result in the dilution of the interests of the remaining shareholders of the distributing fund,
2.	The distributed securities are valued in the same manner as they are valued for purposes of computing the distributing fund’s net asset value,
3.	The redemption in kind is consistent with the distributing fund’s redemption policies and undertakings, as set forth in the fund’s prospectus and SAI,
4.	Neither the affiliated shareholder nor any other party with the ability and the pecuniary incentive to influence the redemption in kind selects, or influences the selection of, the distributed securities, and
5.

(A) The redemption in kind is approved by the distributing fund’s board of directors, including a majority of the directors who are not interested persons of the fund (“Independent Directors”) after finding that: (i) the redemption will be effected in a manner consistent with (1) through (4) above; (ii) the redemption will not favor the affiliated shareholder to the detriment of any other shareholder, and, in the context of a registered feeder fund’s redemption in kind from a registered master fund, the redemptions also will not favor the master fund to the detriment of the feeder fund, and (iii) the redemption will be in the best interests of the distributing fund, or (B) The redemption in kind is effected pursuant to procedures adopted by the distributing fund’s board of directors, including a majority of its Independent Directors, provided that: (i) the procedures specify the method(s) of selection of portfolio securities, and are designed to ensure that each redemption is effected in a manner consistent with (1) through (4) above, (ii) the board of directors, including a majority of the Independent Directors, determines no less frequently than quarterly that all redemptions in kind to affiliated shareholders made during the preceding quarter (a) were effected in accordance with those procedures; (b) did not favor the affiliated shareholder to the detriment of any other shareholder, and in the context of a registered feeder fund’s redemption in kind from a registered master fund, the redemption also did not favor the master fund to the detriment of the feeder fund; and (c) were in the best interests of the distributing fund; and (iii) the board of directors, including a majority of the Independent Directors, makes and approves such changes in the procedures as the board deems necessary for monitoring compliance with (1) through (4) above (if any).

The distribution of cash and portfolio securities from the Master Portfolio to the S&P 500 Index Fund met the requirements of (1) through (4) above, and Master Portfolio’s board of directors complies with 5(B) above in that the board has adopted procedures for in kind redemptions to affiliated persons. At its next quarterly meeting, Master Portfolio’s Board of Trustees will make the required determinations regarding the in kind distribution to the S&P 500 Index Fund.

Moreover, since Congress expressly authorized the creation of master-feeder funds in Section 12(d)(1)(E) of the 1940 Act, we believe it likely that Congress did not deem transactions between an acquiring fund and an acquired fund in this context to rise to the level of the type of conduct prohibited by Section 17(a).

Comment #4 – The principal investment strategies for the Trust’s Equity Fund indicate that Westwood, one of the Fund’s investment sub-advisers, invests its portion of the Equity Fund primarily in common stocks of large capitalization companies, including foreign companies. In discussing principal risks of investing in the Equity Fund the prospectus describes foreign investing risk, including the heightened risks related to investments in emerging market countries. If emerging markets risk is a principal risk of the Equity Fund, should the Equity Fund’s principal investment strategies include investments in emerging market securities?

Response #4 – Agreed. In its post-effective amendment #38 filed April 27, 2012, the Trust changed its disclosure regarding the principal investment strategies of the Equity Fund to read as follows (underlining represents new text):

Under normal market conditions, Westwood invests at least 80% of its portion of the Equity Fund (which includes, for purposes of this test, the amount of any borrowings for investment purposes) primarily in common stocks of large capitalization companies, including foreign companies. Westwood may invest its portion of the Equity Fund in securities of companies economically tied to emerging markets. Westwood invests in a portfolio of seasoned companies utilizing a value style of investing in which it chooses those stocks that Westwood believes have earnings prospects that are currently undervalued by the market relative to some financial measure of worth, such as the ratio of price to earnings, price to sales or price to cash flow. Westwood defines large capitalization companies as those companies with market capitalizations greater than $5 billion at the time of purchase, while seasoned companies generally have been operating for at least three years.

Comment #5 – For the Trust’s International Equity Fund the principal investment strategies utilized by Marsico, one of the Fund’s investment sub-advisers, are described as follows:

Marsico invests its portion of the International Equity Fund primarily in common stocks of foreign companies that it selects for their long-term growth potential. Marsico may invest its portion of the International Equity Fund in an unlimited number of companies of any size throughout the world, and normally invests in the securities of issuers that are economically tied to at least four different foreign countries. The Fund may invest in securities of companies economically tied to emerging markets. Some issuers of securities in the Fund’s portfolio may be based in or economically tied to the U.S. In selecting investments for the Fund, Marsico uses an approach that combines ‘top-down’ macro-economic analysis that focuses on broad financial and economic indicators with ‘bottom-up’ stock selection that initially focuses on individual stocks.

Marsico may sell individual securities for several reasons including: price target of the security has been achieved, fundamental deterioration of company prospects, or better alternatives exist. Securities may also be sold based upon tax considerations, liquidity needs or other portfolio management considerations.

Does Marsico invest its portion of the International Equity Fund in as few as four countries?

Response #5 – Although according to the principal investment strategies for the International Equity Fund Marsico may invest its portion of the Fund’s portfolio in securities from as few as four countries, Marsico typically invests in substantially more than four countries. As of December 31, 2011, Marsico invested its portion of the International Equity Fund in securities from twenty-seven (27) different countries. Moreover, the broad-based securities market index for the International Equity Fund is the MSCI ACWI ex.U.S index, which includes securities from substantially more than four foreign countries. With the MSCI ACWI ex.U.S. Index as the Fund’s broad-based securities market index, it is unlikely that Marsico will invest in the securities of issuers that are economically tied to only four foreign countries.

Comment #6 – Regarding the fee table for the S&P 500 Index Fund, the fees are those effective after the Fund’s de-spoking, which took place on May 12, 2012. The Trust should consider disclosing the Fund’s fees effective during the period May 1, 2012 through May 12, 2012.

Response #6 – Agreed. The Trust changed the footnote to the S&P 500 Index Fund’s fee table to read (underlining represents new text and strikethrough represents deleted text):

* The expense information in the table ~~above~~ has been restated to reflect current fees that apply effective May 12, 2012. For the period May 1, 2012 through May 12, 2012, when the Fund will operate in the master-feeder structure, the management fees (and thus the total annual fund operating expenses) are 0.02% higher than shown above for each share class.

Comment #7 – The State Farm LifePath Funds are feeder funds that invest in corresponding master portfolios advised by BlackRock Fund Advisors (“BFA”). The LifePath Master Portfolios invest in investment companies (“Underlying Funds”) advised by BFA and its affiliates. Are there duplicate fees imposed in this three-tier arrangement?

Response #7 – No, there are no duplicate fees imposed in this arrangement. There is a contractual fee waiver by BFA at the LifePath Master Portfolio level. Pursuant to this fee waiver, BFA waives advisory fees and administrative fees due from the LifePath Master Portfolios in an amount equal to the amount charged by BFA to the Underlying Funds. BFA also contractually waives fees at the LifePath Master Portfolio level in an amount equal to the fees and expenses of the Master Investment Portfolio independent trustees, counsel to such trustees and independent registered public accounting firm. SFIMC’s investment advisory and management services fee charged to the State Farm LifePath Funds (the feeder funds) is not duplicative of fees charged by BFA to the LifePath Master Portfolios. SFIMC earns its investment advisory and management services fee for oversight of the master-feeder arrangement and for performing administrative services for the State Farm LifePath Funds, such as performing fund accounting services and preparing and keeping current the Trust’s registration statement.

Comment #8 – Page 54 of the Class A/B statutory prospectus provides that each non-LifePath Fund offered by the Trust may invest in among other investments “U.S. dollar-denominated foreign money market securities, although no more than 25% of a Fund’s assets may be invested in foreign money market securities unless such securities are backed by a U.S. parent financial institution.” Does any non-LifePath of the Trust invest a significant portion of its assets in U.S. dollar-denominated foreign money market securities?

Response #8 – No. The Trust’s non-LifePath Funds invest the cash portions of their portfolios in money market fund securities, Treasury bills and U.S. bank accounts. U.S. dollar-denominated foreign money market securities have not been a significant investment of any non-LifePath Fund. With its next post-effective amendment, which the Trust anticipates will occur in April of 2013, the Trust will eliminate the language about U.S. dollar-denominated foreign money market securities from its statutory prospectuses and from its SAI.

Comment #9 – On page 54-55 of the Class A/B statutory prospectus, there is a discussion of the investment process for the S&P 500 Index Fund. The discussion indicates that the S&P 500 Index Fund:

•	[T]ries to match the performance of its benchmark index,
•	[A]ttempts to approximate the investment performance of the S&P 500 Index, and
•	[A]ttempts to track the performance of the S&P 500 Index Fund’s benchmark index.

Confirm that these descriptions of the S&P 500 Index Fund’s investment process are correct and consistent.

Response #9 – Confirmed. These phrases use slightly different language to state the same goal of the S&P 500 Index Fund – attempting to replicate the performance of the S&P 500 Index.

Comment #10 – The Trust describes certain investment policies in its SAI. Fundamental Investment Restriction 2(c) found on page 43 of the SAI provides:

INDUSTRY CONCENTRATION—EQUITY INDEX FUNDS. The Equity Index Funds will concentrate their investments in an industry or industries if, and approximately to the extent that, their benchmark indices concentrate in such industry or industries, except where the concentration of the relevant index is the result of a single stock.

Does the Trust’s Fundamental Investment Restriction 2(c) violate the 1940 Act?

Response #10 – No, the Trust’s Fundamental Investment Restriction 2(c) does not violate the 1940 Act.

Section 8(b)(1) of the 1940 Act requires an investment company such as the Trust to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. The Commission Staff has taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry. Section 13(a)(3) of the Act requires a fund to obtain shareholder approval to change its concentration policy.

The Trust’s Fundamental Investment Restriction 2(c) does not violate Section 8(b)(1) of the 1940 Act because the Trust’s Equity Index Funds reserve the freedom to concentrate their investments in a particular industry or group of industries, and Fundamental Investment Restriction 2(c) includes a statement describing the extent to which an

Equity Index Fund intends to concentrate its investments. Fundamental Investment Restriction 2(c) states that each Equity Index Fund will concentrate its investments in securities of issuers primarily engaged in the same industry to the same extent that its benchmark index concentrates in such industry or industries (emphasis added).

Each Equity Index Fund has adopted an investment objective to replicate the performance of a certain broad-based securities market index. The Equity Index Funds attempt to replicate the performance of the following indices:

Fund	Broad-based Securities Market Index
State Farm S&P 500 Index Fund	S&P 500 Index
State Farm Small Cap Index Fund	Russell 2000 Small Stock Index
State Farm International Index Fund	MSCI EAFE Free Index

These indices are established by persons who are not affiliated persons of SFIMC or affiliated persons of affiliated persons of SFIMC. Given the broad-based nature of each such index, the Trust believes it is unlikely that the composition of any one index would ever result in 25% of more of an Equity Index Fund’s total assets being invested in the securities of issuers primarily engaged in the same industry.

Comment #11 – The Trust’s Fundamental Investment Restriction #2(b) provides:

INDUSTRY CONCENTRATION—MONEY MARKET FUND. The Money Market Fund will not invest 25% or more of its assets (taken at market value at the time of each investment), other than U.S. Government securities, obligations (other than commercial paper) issued or guaranteed by U.S. banks and U.S. branches of foreign banks, and repurchase agreements and securities loans collateralized by U.S. Government securities or such bank obligations, in the securities of issuers primarily engaged in the same industry.

Does the Trust’s Money Market Fund loan securities collateralized by U.S. Government securities?

Response #11 – No, the Trust’s Money Market Fund does not loan securities collateralized by U.S. Government securities at this time.

Comment #12 – Section 8(b) of the 1940 Act provides that every registered investment company shall file with the Commission a registration statement containing the following information (1) a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein: . . . (G) making loans to other persons. To comply with this provision, the Trust’s Fundamental Investment Restriction 6 provides:

LENDING. No Fund will lend any security or make any other loan, except through: (a) the purchase of debt obligations in accordance with the Fund’s investment objective or objectives and policies; (b) repurchase agreements with banks, brokers, dealers, and other financial institutions; and (c) loans of securities as permitted by applicable law.

Section 13(a)(2) of the 1940 Act provides that no registered investment company shall, unless authorized by the vote of a majority of its outstanding Voting securities, make loans to other persons, except in accordance with the recitals of policy contained in its registration statement (emphasis added). By allowing a Fund within the Trust to lend any security or make any other loan through the purchase of debt obligations in accordance with the Fund’s investment objective or objectives and policies (which can be changed by the Trust’s Board of Trustees), is the Trust complying with the requirement of Section 13(a)(2) of the 1940 Act?

Response #12 –Yes, the Trust complies with the requirement of Section 13(a)(2) of the 1940 Act.

By adopting Fundamental Investment Restriction 6, the Trust describes its policy that the Funds shall not lend securities or make any other loan, with certain exceptions. The exceptions are “recitals of policy contained in the Trust’s registration statement,” so a Fund’s lending any security or making any other loan in accordance with the Trust’s recital of policy contained in its registration statement is lawful.

Although the Funds within the Trust are authorized to lend portfolio securities, the Funds within the Trust have not lent portfolio securities.

Should you have any questions or need additional information please give me a call.

Sincerely,

David M. Moore

Assistant Secretary

State Farm Mutual Fund Trust

(309) 766-1908